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FEB 22 2024

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SEC FILE NUMBER
8-66421

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bourne Partners Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 South Caldwell St., Suite 900
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeremy Johnson	(704) 552-8407 ext 22	jjohnson@bourne-
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

227 West Trade St., Ste 11	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

June 7, 2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bourne Partners Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MORGAN KENNEDY
NOTARY PUBLIC
Mecklenburg County
North Carolina
My Commission Expires August 20, 2028

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements with Supplementary Information

Bourne Partners Securities, LLC

As of December 31, 2023

Statement of Financial Condition

As of December 31, 2023

Assets		
Cash	$	103,046
Accounts receivable		300,000
Prepaid expenses		6,893
Total assets	$	409,939
Liabilities and Member's Equity		
Liabilities		
Accrued liabilities	$	11,100
Total liabilities		11,100
Member's Equity		398,839
Total liabilities and member's equity	$	409,939

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Year Ended December 31, 2023

Revenues:	
Fee revenue	$ 3,663,000
Operating expenses:	
Commissions paid	932,800
Regulatory fee and licenses	24,098
Professional fees	97,326
Consulting fees	61,200
General and administrative	61,746
Total operating expenses	1,177,170
Net Income	$ 2,485,830

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Member's Equity

For the Year Ended December 31, 2023

Member's equity, beginning of year	**$**	**58,379**
Net income		**2,485,830**
Contributions		**25,000**
Distributions		**(2,170,370)**
Member's equity, end of year	**$**	**398,839**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net income	$	2,485,830
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		(300,000)
Change in accrued liabilities		(7,928)
Change in prepaid expenses		528
Net cash provided by operating activities		2,178,430
Cash flows from financing activities:		
Distributions		(2,170,370)
Contributions		25,000
Net cash applied to financing activities		(2,145,370)
Net increase in cash		33,060
Cash, beginning of year		69,986
Cash, end of year	$	103,046

Notes to Financial Statements

December 31, 2023

1. Organization

Bourne Partners Securities, LLC (the "Company"), a wholly owned subsidiary of Bourne Partners Holdings LLC ("Parent"), was organized under the laws of North Carolina, and conducts its operations in Charlotte, North Carolina. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Adoption of New Accounting Standard
On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ASC 326. This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The impact of the adoption was not considered material to the financial statements and primarily resulted in enhanced disclosures.

Management's Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash
The Company maintains cash deposits with financial institutions that, at times, may exceed federally insured limits.

Accounts Receivable
The Company extends credit to its customers under standard payment terms, generally requiring payment within 30 days from the invoice date. As of December 31, 2023, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of change in current expected credit losses as an allowance gain or loss in operating expenses in the accompanying statement of operations. For the year ended December 31, 2023, there were no allowance gains or losses recorded by the Company. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for expected credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Fee Revenue
The Company provides advisory services on mergers and acquisitions (M&A) and capital raising opportunities. Revenue for advisory arrangements is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2023, there were no interest or penalties recorded or included in the Company's financial statements.

Member Equity
The Company has one class of member's equity and it is owned 100% by the Parent. The Parent is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interests can be transferred, and new members can be admitted.

Subsequent Events
The Company has analyzed its operations subsequent to December 31, 2023, through February XX, 2024, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3. Related Party Transactions

The Company entered into an expense sharing agreement with Bourne Capital Partners, LLC, the sole member of Bourne Partners Holdings, LLC, for its pro-rata portion of rent, utilities, administration, etc. Total fees charged for the year ended December 31, 2023 were $52,090.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $91,946, which was $86,946 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .12 to 1.

5. Commitments and Contingencies

The Company is not currently involved in any claims or actions arising in the normal course of business.

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2023

Computation of Net Capital

Total ownership equity from statement of financial condition	$	398,839
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		398,839
Liabilities subordinated to claims of general creditors		-
Total non-allowable assets		(306,893)
Net capital	$	91,946

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	740
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		86,946
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$	85,946

Computation of Aggregate Indebtedness

Total aggregate indebtedness (Accounts payable and accrued liabilities)	$	11,100
Percentage of aggregate indebtedness to net capital		12.07%

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023

Bourne Partners Securities LLC Exemption Report

Bourne Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition and capital raising opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bourne Partners Securities, LLC

I, Jeremy Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

February 12, 2024

Statement of SIPC Assessment and Payments

For the Year Ended December 31, 2023

Assessment as of December 31, 2023	$	5,494
Less: prior payments applied		(4,145)
Balance due, February 29, 2024	$	1,349

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bourne Partners Securities, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2023 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2014.

GreerWalker

Certified Public Accountants
February 13, 2024
Greenville, SC

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bourne Partners Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2014.

GreerWalker

Certified Public Accountants
February 13, 2024
Greenville, SC

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Bourne Partners Securities, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition and capital raising opportunities for clients throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition and capital raising opportunities for clients, (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

GreerWalker

Certified Public Accountants
February 13, 2024
Greenville, SC

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of Bourne Partners Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
February 13, 2024
Greenville, SC

GreerWalker

COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE

February 13, 2024

To the Member of Bourne Partners Securities, LLC:

We have audited the financial statements of Bourne Partners Securities, LLC (the "Company") as of and for the year ended December 31, 2023. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated October 25, 2023, our responsibility, as described by professional standards, is to plan and perform our audit to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, there is some risk that a material misstatement would remain undetected. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements. An audit of financial statements includes consideration of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit of financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Our responsibility for the supplementary information accompanying the financial statements, as described by professional standards, is to evaluate the presentation of the supplementary information in relation to the financial statements as a whole and to report on whether the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you.

Significant Issues with Regard to Retention of the Auditor

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the Company, and business plans and strategies that may affect the risks of material misstatement. No significant issues were encountered in connection with our retention as the auditors of the Company. No significant discussions were held regarding the application of accounting principles and auditing standards during the retention process.

Significant Risks Identified during Risk Assessment Procedures

Our audit of the financial statements includes the performance of risk assessment procedures in order to identify risks of material misstatement, whether due to fraud or error. As part of these risk assessment procedures, we determine whether any risks identified are significant risks. A significant risk is a risk that, in our professional judgment, requires special audit consideration. We identified the following significant risks during the performance of our risk assessment procedures: (1) improper revenue recognition due to the fraud and (2) management override of internal controls. We identified the following risks as significant due to significant transactions with related parties: (1) completeness and accuracy of shared expenses charged by Bourne Partner Holdings, LLC. We tailored our audit procedures in response to these identified risks.

Significant Changes to Our Planned Audit Strategy or to the Significant Risks Originally Identified

We are pleased to report that there were no significant changes to our planned audit strategy or to the significant risks originally identified during the performance of our risk assessment procedures.

Significant Accounting Policies and Practices, and Significant Unusual Transactions

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by the Company is included in Note 1 to the financial statements.

Other than the adoption of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments ("CECL"), there have been no other initial selections of accounting policies and no changes in other significant accounting policies or their application during the year ended December 31, 2023. No matters have come to our attention that would require us, under professional standards, to inform you about (1) the methods used to account for significant unusual transactions and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

No matters have come to our attention that would require us, under professional standards, to inform you about the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Critical Accounting Policies and Practices

Critical accounting policies and practices are those that are both important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The Company's critical accounting policies are outlined in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements or their high degree of subjectivity, and because of the possibility that future events affecting them may differ markedly from management's current judgments. We did not identify any critical accounting estimates during the course of our audit.

Financial Statement Disclosures

The disclosures in the financial statements are neutral, consistent, and clear.

Auditors' Evaluation of the Quality of the Company's Financial Reporting

The primary responsibility for establishing a company's accounting principles rests with management and includes not only the appropriateness of the accounting policies and practices, but also the quality of such policies, including the identification of critical accounting policies and practices, critical accounting estimates, and significant unusual transactions. Quality policies and practices include the consistency of the Company's accounting policies and their application, the clarity and completeness of the Company's financial statements and related disclosures, and items that could have a significant effect on the faithfulness, verifiability, and objectivity of the accounting information included in the financial statements. Pursuant to professional standards, our responsibility is to evaluate, assess, and communicate our conclusions of the quality of management's financial reporting to you. Based on our evaluation, we have found the quality of management's disclosures about significant and critical accounting policies acceptable. Based on our evaluation, we have found that management's financial statement presentation, including the form, arrangement, and content of the financial statements and the related disclosures are in accordance with GAAP. Other than the adoption of FASB ASU 2016-13, we did not identify any other new accounting pronouncements applicable to the Company and we did not identify any alternative accounting treatments permissible under GAAP for policies and practices related to material items that are applicable to the Company.

Other Information in Documents Containing Audited Financial Statements

The Company's audited financial statements are included in its annual report. Pursuant to professional standards, our responsibility as auditors for other information in documents containing the Company's audited financial statements does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate such other information. However, in accordance with such standards, we have read the information included in the annual report, inquired of management, and obtained written representation; and considered whether such information, or the manner of its presentation, was materially inconsistent with its presentation in the financial statements. No inconsistencies have come to our attention during our audit engagement.

Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Difficult or Contentious Matters for Which the Auditor Consulted

We encountered no difficult or contentious matters for which we consulted outside of the engagement team.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern

Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditors' report. No such matters or conditions have come to our attention during our audit engagement.

Uncorrected and Corrected Misstatements

For the purposes of this letter, professional standards require that we provide to you a schedule of uncorrected misstatements related to accounts and disclosures, and discuss with you the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. Additionally, we are required to communicate to you the future-period impact of the current-period uncorrected misstatements on the financial statements. We are pleased to report that no such misstatements were identified during the course of our audit.

In addition, we are required to communicate misstatements, other than those determined to be clearly trivial, related to accounts and disclosures identified during the audit engagement that have been corrected by management. These audit adjustments, in our judgment, may not have been detected except through the performance of auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, could potentially cause future financial statements to be materially misstated). We are pleased to report that no such misstatements were identified during the course of our audit.

Material Written Representations

We have had no other material written communications with management.

The Auditors' Report

We have provided to you and discussed with you a draft of the auditors' report.

Disagreements with Management

For purposes of this letter, disagreements with management involve matters, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to Company's financial statements or the auditors' report. No such disagreements arose during the course of our audit.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management relating to the performance of our audit.

Other Matters

We encountered no other matters that require communication at this time.

This report is intended solely for the information and use of the member and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

GreerWalker

GreerWalker LLP

Attachment

February 13, 2024

GreerWalker LLP
15 South Main St., Suite 800
Greenville, SC 29601

We are providing this letter in connection with your audit of the statements of financial condition, operations, changes in member's equity, and cash flows of Bourne Partners Securities, LLC (the "Company"), as of December 31, 2023 and for the year then ended, and the related notes (collectively, referred to as the "financial statements"), for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in accordance with generally accepted accounting principles in the United States of America ("GAAP"). We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in accordance with GAAP and that we are responsible for establishing and maintaining controls that are sufficient to provide a reasonable basis for the preparation or reliable financial statements in accordance with GAAP.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 13, 2024, the following representations made to you during your audit.

- The financial statements referred to above are fairly presented in accordance with GAAP.
- We have made available to you all:
  - Financial records and related data, including the names of all related parties and all relationships and transactions with related parties.
  - Minutes of the meetings of managers, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
- We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
- We have no knowledge of any fraud or suspected fraud affecting the Company involving (a) management, (b) employees who have significant roles in internal controls, or (c) others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.
- We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.

- The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- The following have been properly recorded or disclosed in the financial statements:
  - Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.
  - Guarantees, whether written or oral, under which the Company is contingently liable.
  - Significant estimates and material concentrations known to management that are required to be disclosed in accordance with GAAP. Significant estimates are estimates at the statement of financial condition date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

- There are no:
  - Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
  - Unasserted claims or assessments that our lawyer has advised are probable of assertion and must be disclosed in accordance with GAAP.
  - Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by GAAP.

- The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Revenue from contracts with customers has been appropriately accounted for and disclosed in accordance with GAAP. All contracts underlying revenue recognized in the financial statements have commercial substance and have been approved by appropriate parties. We have considered side agreements, implied promises, and unstated customary business practices in identifying performance obligations in the contracts. We have sufficient and appropriate documentation supporting all estimates and judgments underlying the amount and timing of revenue recognized in the financial statements.

- We have fully disclosed to you all terms of contracts with customers that affect the amount and timing of revenue recognized in the financial statements, including delivery terms, rights of return or price adjustments, side agreements, implicit provisions, unstated customary business practices, and all warranty provisions.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We represent to you the following for the Company's fair value measurements and disclosures:
  - The underlying assumptions are reasonable and they appropriately reflect management's intent and ability to carry out its stated courses of action.
  - The measurement methods and related assumptions used in determining fair value are appropriate in the circumstances and have been consistently applied.
  - The disclosures related to fair values are complete, adequate, and in accordance with the applicable financial reporting framework.
  - There are no subsequent events that require adjustments to the fair value measurements and disclosures included in the financial statements.

- We understand and acknowledge our responsibility for compliance with the Net Capital Rule (Rule 15c3-1 of the Securities and Exchange Commission), and the fair presentation thereof and we are not aware of any instances of non-compliance with the Net Capital Rule. The methods of measurement and presentation of the Net Capital computations have not changed from those used in the prior period. The form and content of the Net Capital computations complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information, and we believe that those assumptions or interpretations are appropriate.

- Net capital computations prepared by us during the year ended December 31, 2023 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- Except as made known to you, there have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2023.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- There were no significant deficiencies or material weaknesses as of December 31, 2023 or during the year then ended, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- We understand and acknowledge our responsibility to make and maintain required books, records, and reports as specified in Rules 17-a-3, 17a-4, 17a-5, 17a-11 of the Securities and Exchange Commission. Except as made known to you, we are not aware of any instances of non-compliance with our recordkeeping or reporting responsibilities under these rules. We have informed you of all notifications or report filings we have made to the SEC and our SRO regarding net capital, recordkeeping, and other operational problems.

- We understand and acknowledge our responsibility for compliance with the Risk Assessment Requirements (Rules 17h-1T and 17h-2T of the Securities and Exchange Commission). We have provided you with all quarterly filings of affiliates, subsidiaries and holding companies under these rules. Except as made known to you, we are not aware of any other entities whose business activities are reasonably likely to have a material impact on our financial and operating condition, including are net capital, liquidity, or ability to conduct or finance operations.

- There are no outstanding past due PCAOB accounting support fees.

- Any events subsequent to the date of the financial statements and·for which GAAP requires adjustment or disclosure have been adjusted or disclosed.

DocuSigned by:
Chris Inklebarger
F5E5118C3C2C476...
Chris Inklebarger, Chief Compliance Officer
(cinklebarger@bourne-partners.com)

DocuSigned by:
Jeremy Johnson
C2D5EDFF3228444...
Jeremy Johnson, Chief Executive Officer
(jjohnson@bourne-partners.com)

GreerWalker

COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE

February 13, 2024

To the Member of Bourne Partners Securities, LLC:

We have reviewed the assertions made by Bourne Partners Securities, LLC (the "Company") in the Exemption Report, in which the Company stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition and capital raising opportunities for clients throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated October 25, 2023, our responsibility, as described by professional standards, is to plan and perform our review to state whether we are aware of any material modifications that should be made to management's assertions for them to be fairly stated, in all material respects. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

We are also responsible for communicating to management and the member any exceptions to the exemption provisions identified during the course of our engagement and information that causes the broker's or dealer's assertions about the exemption provisions not to be fairly stated, in all material respects. We must also comply with the requirements of paragraph (h) of SEC Rule 17a-5, which contains notification requirements that apply to auditors of brokers and dealers.

For the purposes of our review, an exception is any matter to which the independent public accountant takes exception. We are pleased to report that no such exceptions were identified during the course of our engagement.

This report is intended solely for the information and use of the member and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

GreerWalker

GreerWalker LLP

February 13, 2024

GreerWalker LLP
15 South Main St., Suite 800
Greenville, SC 29601

We are providing this letter in connection with your audit of the statements of financial condition, operations, changes in member's equity, and cash flows of Bourne Partners Securities, LLC (the "Company"), as of December 31, 2023 and for the year then ended, and the related notes (collectively, referred to as the "financial statements"), for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in accordance with generally accepted accounting principles in the United States of America ("GAAP"). We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in accordance with GAAP and that we are responsible for establishing and maintaining controls that are sufficient to provide a reasonable basis for the preparation or reliable financial statements in accordance with GAAP.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 13, 2024, the following representations made to you during your audit.

- The financial statements referred to above are fairly presented in accordance with GAAP.
- We have made available to you all:
    - Financial records and related data, including the names of all related parties and all relationships and transactions with related parties.
    - Minutes of the meetings of managers, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
- We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
- We have no knowledge of any fraud or suspected fraud affecting the Company involving (a) management, (b) employees who have significant roles in internal controls, or (c) others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.
- We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.

- The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- The following have been properly recorded or disclosed in the financial statements:
  - Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.
  - Guarantees, whether written or oral, under which the Company is contingently liable.
  - Significant estimates and material concentrations known to management that are required to be disclosed in accordance with GAAP. Significant estimates are estimates at the statement of financial condition date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

- There are no:
  - Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
  - Unasserted claims or assessments that our lawyer has advised are probable of assertion and must be disclosed in accordance with GAAP.
  - Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by GAAP.

- The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Revenue from contracts with customers has been appropriately accounted for and disclosed in accordance with GAAP. All contracts underlying revenue recognized in the financial statements have commercial substance and have been approved by appropriate parties. We have considered side agreements, implied promises, and unstated customary business practices in identifying performance obligations in the contracts. We have sufficient and appropriate documentation supporting all estimates and judgments underlying the amount and timing of revenue recognized in the financial statements.

- We have fully disclosed to you all terms of contracts with customers that affect the amount and timing of revenue recognized in the financial statements, including delivery terms, rights of return or price adjustments, side agreements, implicit provisions, unstated customary business practices, and all warranty provisions.

- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We represent to you the following for the Company's fair value measurements and disclosures:
  - The underlying assumptions are reasonable and they appropriately reflect management's intent and ability to carry out its stated courses of action.
  - The measurement methods and related assumptions used in determining fair value are appropriate in the circumstances and have been consistently applied.
  - The disclosures related to fair values are complete, adequate, and in accordance with the applicable financial reporting framework.
  - There are no subsequent events that require adjustments to the fair value measurements and disclosures included in the financial statements.

- We understand and acknowledge our responsibility for compliance with the Net Capital Rule (Rule 15c3-1 of the Securities and Exchange Commission), and the fair presentation thereof and we are not aware of any instances of non-compliance with the Net Capital Rule. The methods of measurement and presentation of the Net Capital computations have not changed from those used in the prior period. The form and content of the Net Capital computations complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information, and we believe that those assumptions or interpretations are appropriate.

- Net capital computations prepared by us during the year ended December 31, 2023 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- Except as made known to you, there have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2023.

- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

- There were no significant deficiencies or material weaknesses as of December 31, 2023 or during the year then ended, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

- We understand and acknowledge our responsibility to make and maintain required books, records, and reports as specified in Rules 17-a-3, 17a-4, 17a-5, 17a-11 of the Securities and Exchange Commission. Except as made known to you, we are not aware of any instances of non-compliance with our recordkeeping or reporting responsibilities under these rules. We have informed you of all notifications or report filings we have made to the SEC and our SRO regarding net capital, recordkeeping, and other operational problems.

- We understand and acknowledge our responsibility for compliance with the Risk Assessment Requirements (Rules 17h-1T and 17h-2T of the Securities and Exchange Commission). We have provided you with all quarterly filings of affiliates, subsidiaries and holding companies under these rules. Except as made known to you, we are not aware of any other entities whose business activities are reasonably likely to have a material impact on our financial and operating condition, including are net capital, liquidity, or ability to conduct or finance operations.

- There are no outstanding past due PCAOB accounting support fees.

- Any events subsequent to the date of the financial statements and for which GAAP requires adjustment or disclosure have been adjusted or disclosed.

DocuSigned by:
Chris Inklebarger
F5E8118C3C2C476...
Chris Inklebarger, Chief Compliance Officer
(cinklebarger@bourne-partners.com)

DocuSigned by:
Jeremy Johnson
C2D5EDFF3228444...
Jeremy Johnson, Chief Executive Officer
(jjohnson@bourne-partners.com)